Infantly Available, Inc.

April 27, 2012

Adam Turk

Telephone Number: 202.551.3780

Fax Number: 703.813.6984

Re: Infantly Available, Inc.

Amendment No.2 to Registration Statement on form S-1

Filed April 10, 2012

File No. 333-178788

Dear Mr. Turk:

Thank you for your letter dated April 24, 2012. Regarding your comments, please find in the following pages the questions and answers for the comments.

General

1.

Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Act of 2012 ("the Act"), please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to provide the following additional disclosures:

•

Describe how and when a company may lose emerging growth company status;

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•

Your election under Section 107(b) of the Act:

o

If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

o

If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2)(B) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

We have expressed in the cover page, on the bottom of page 3 that:

“The Company is an emerging growth company, but the company has irrevocably opted out of the extended transition period for complying with new or revised accounting standards pursuant to section 107(B) of the Jump Start Business Act of 2012.”

Prospectus Cover Page

2.

We note your response to comment 2 in our letter dated January 23, 2012. Please relocate the disclosure provided as a response to our comment to the cover page of your prospectus. Please confirm that the information required by Item 501(b) of Regulation S-K will fit on a single printed page.

We have revised our cover page to ensure that all the required information by item 501(b) of regulation S-K fit on a single page. We have deleted some redundant information and we have relocated the following paragraph to the prospects summary, as the 4th paragraph on page 5:

“Infantly Available, Inc. is a development stage company; we have generated no revenues from operations since our inception. This prospectus shows the actions we believe that will lead to the creation of our business and operations. However, as of the date of this prospectus our auditors stated that the Company has suffered losses from operations, which raise substantial doubt about its ability to continue as a going concern. This going concern opinion is due to the fact that we do not have enough material assets, or a source of revenue sufficient to cover our operation costs. The Company is highly dependent upon the raising of additional capital through the sale of our common stock in order to implement its business plan.  The ability of the Company to continue as a going concern is dependent on raising capital to fund its business plan and ultimately to attain profitable operations.”

Prospectus Summary, page 6

3.

We reissue comment 2 in our letter dated January 23, 2012. Please provide the address and phone number of your principal executive offices, as required by Item 503(b) of Regulation S-K. The address and phone number you have provided is that of your agent for service, and is inconsistent with the disclosure on the registration statement cover page, which provides a different address and phone number for your principal executive offices. Please reconcile.

We have revised the last paragraph on page 5 and the 3rd paragraph on page 28, in order to keep the address and phone number we have provided consistent with the disclosure on the registration statement’s cover page:

“Our principal executive office is located at 100 Adriana Louise Drive, Woodbridge, Ontario, Canada, L4H 1P7, our telephone number is 702-664-6472 and our fax number is 702-664-6954.”

Risk Factors, page 11

4.

We note your response to comment 10 in our letter dated January 23, 2012 and your revised disclosure on page 20. Since you may be unable to perform a comprehensive study on the legal and regulatory requirements of a company within your industry, please add a risk factor discussing the risk that you may be unaware of or unable to comply with governmental regulations.

We have added new paragraphs as the first risk factor on page 10.

“Since the Company may be unable to perform a comprehensive study on the legal and regulatory requirements of our Industry, our Business Operations may be compromised.

Because Infantly Available, Inc. may be unable to perform a comprehensive study on the legal and regulatory requirements of our Industry, we may not be aware and/or unable to comply with governmental regulations. If we can’t comply with such regulations, our Business will fail.”

Use of Proceeds, page 17

5.

We reissue comment 8 in our letter dated January 23, 2012. We continue to note the statements on page 19 that "the above figures represent only estimated costs" and "all the expenses shown above are estimates only. The actual costs may differ from the above estimated values." The company may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. See instruction 7 to Item 504 of Regulation S-K. Please revise to provide more specificity regarding the changes in the use of proceeds or remove the above language.

We have deleted the above mentioned statements from page 18.

Business, page 31

6.

We note your response to comment 1 in our letter dated January 23, 2012 and we reissue the comment. Please revise to provide the basis for your factual assertions.

Because the basis for our factual assertions was based only our opinion, we have deleted the factual assertions on our Description of Business started on page 28.

7.

We note your response to comment 11 in our letter dated January 23, 2012 and your disclosure on page 29 that you intend to negotiate a commission based on the sales with designers. Since your precise business model remains unclear, we reissue our prior comment. In responding, please clarify your intended relationship with designers. Address whether you intend to license various clothing designs from designers and produce the clothing yourself or whether you intend to purchase finished clothing for resale under your own label. See Items 101 (h)(4)(i) and (ii) of Regulation S-K.

We have stated in the 4th paragraph on page 19, in the 6th paragraph on page 28 and in the first full paragraph on page 59, that:

“We plan on licensing various clothing designs from designers and find the suitable suppliers and tailors to produce the clothing.”

8. We reissue comment 14 in our letter dated January 23, 2012. Please provide the disclosure required by Item 101 (h)(4)(iv) of Regulation S-K regarding competition.

We have revised our Competitive Advantages, started on page 31:

“Competitive business conditions and competitive position in the industry

Our company has yet to enter the Market and has no presence in the organic clothing industry thus far. In order to enter into the Market, we have to be able to successfully implement our plan of operations, which is dependent on the success of this offering.

We strongly believe that organic apparel has great potential for a profitable business now and for the near future. Green awareness and social responsibility is a trend which Infantly Available, Inc. intends to build its business.

Besides the fact that there are well established organic apparel internet stores with a solid operation in this market, we believe that there is an advantage in knowing the customers, suppliers, peculiarities, and behaviors of this market.

We believe that the market is now more mature and presents consistent growth tendencies, giving room for new companies to offer their products. Moreover, Infantly Available, Inc. intends to be a niche player, which may enable us to specialize in children’s apparel, and focus our attention and resources in offering the best for less.

Methods of competition

We intend to make strong partnerships so it can be aligned with our business targets and our customers’ organic apparel needs.

In order to select the best suppliers to be partners with our business, we intend to select those who already have an organic certification.

Our business model shall be based on e-Commerce, using the internet as a means to lower overhead cost. We believe that it is going to be a way to compete against big retail chains. Initially we will focus our business on the west side of the United States and expand to the rest of America afterwards.

Everything we intend to sell shall be covered by a 100% money back satisfaction guarantee. If for any reason our client is unsatisfied with a purchase, it will be possible to just return the purchase within 7 days for a full refund. We intend to also pay for shipping. Our website shall be SSL secured (Short for Secure Sockets Layer, a protocol developed by Netscape for transmitting private documents via the Internet. SSL uses a cryptographic system that uses two keys to encrypt data − a public key known to everyone and a private or secret key known only to the recipient of the message. Both Netscape Navigator and Internet Explorer support SSL and many Web sites use the protocol to obtain confidential user information, such as credit card numbers. By convention, URLs that require an SSL connection start with https: instead of http), guaranteeing a safe, convenient way to shop. All credit card information will be kept safe and secure. We will NEVER share personal information with any third party vendors.

Our goal is to offer a safe, hassle-free shopping experience every time.

As of the date of this prospectus, we have only created a website template that is not yet SSL secured.

We believe our Company may be able to consolidate exclusive partnerships which could result in a one of a kind product with reduced costs.

Our intention is to select only the best of current fashions and business partnerships with tailors and suppliers.

These statements reflect our company’s beliefs and there is no contract or negotiations in place with any supplier, designer or tailors, as of the date of this prospectus.

We have not yet contacted or secured any kind of agreement and/or contract with any retailer or supplier.

There is no guarantee that we will be able to offer cheaper products, as per our plans.”

Directors and Executive Officers, page 65

9.

We note your disclosure on page 66 that Ms. Borrie is expected to hold her office/position at least until the next annual meeting of shareholders. Since Ms. Borrie will beneficially own roughly 70% of the shares or more at the completion of this offering, please revise your disclosure to clarify, if true, that due to Ms. Borrie's control over the majority of your shares outstanding, it is unlikely that you will hold annual meetings and that Ms. Borrie will select your directors and members of management.

We have amended the last paragraph on page 63:

“Our sole director serves until her successor is elected and qualified. Our sole officer is elected by Ms. Borrie (who currently owns 100% of the Company’s outstanding shares and will own at least 70% of the outstanding shares after this offering is completed) to a term of one (1) year and serves until her successor is duly elected and qualified, or until she is removed from office. There are no nominating or compensation committees. The Company’s current Audit Committee consists of our sole officer and director.”

Certain Relationships and Related Transactions, page 70

10.

Please provide disclosure in this section regarding the amount due to a related party as reflected in the financial statements for the period ended February 29, 2012.

We have amended our “Certain Relationships and Related Transactions” section started on page 68:

“On August 4, 2011, we issued a total of 7,122,030 shares of common stock to Mrs. Danielle Borrie, our sole officer and director, for total cash consideration of $5,000 and expenses paid on behalf of the company by the president, totaling $2,122.03 (Website Domain and E-mail costs for 2 years- $289,83; Incorporation related costs: Incorp Services- $854,20; Business license- $325,00; Compliance service - $103,00 and Annual List - $550).

The Company believes that this issuance was exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, as a transaction by an issuer not involving any public offering.”

s/Danielle Borrie

Danielle Borrie

Infantly Available, Inc.